FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                30 November, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Fitch's Ratings Upgrade sent to the London Stock Exchange on 30 November, 2004 press release
PR0444
                     mmO2 WELCOMES FITCH'S RATINGS UPGRADE

Released: 30 November 2004

mmO2 today welcomed Fitch's decision to raise its Senior Unsecured rating on the company to 'BBB+' from 'BBB' as well as assign a 'stable outlook'.

The upgrade follows mmO2's interim results at which it delivered further strong revenue and profit growth across all its businesses, and updated the Group's distribution policy with an inaugural final dividend for the current financial year expected to be paid in August 2005, and a target medium term payout ratio of 50%.

David Finch, chief financial officer of mmO2, said: "We are pleased Fitch has acknowledged our continuing operational and financial progress and recognised the consistency of our updated distribution policy with maintenance of our strengthened financial profile. As we move forward, we remain committed to maintaining our operational and financial momentum".

In its statement, Fitch noted: "The rating action reflects the group's strong operational and financial performance and management's commitment to managing a financial and business risk profile in line with a 'BBB+ rating' ."

Fitch also commented that the company's proposed dividend policy: "will affect cash flows from fiscal 2005/06, but with a medium term payout ratio of 50% will continue to maintain this cash flow linkage in a prudent and appropriate way"

                                     -ends-

Notes to editors

In July 2003, Fitch rating agency improved its ratings outlook for mmO2 from 'stable' to 'positive' and affirmed the company's 'BBB' senior unsecured rating.

mmO2
mmO2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns mmO2 Airwave - an advanced, digital emergency communications service. In addition, mmO2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 22 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented nearly 22% of total service revenues in the quarter ending 30 September 2004.

mmO2 Contacts:

David Nicholas                                Simon Gordon
Director of Communications                    Press Relations Manager
mmO2 plc                                      mmO2 plc
david.nicholas@o2.com                         simon.gordon@o2.com
t: +44 (0) 771 575 9176                       t: +44 (0)771 007 0698

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 30 November, 2004                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary